                                                                    Exhibit 12.1

                                WorldCom, Inc.

              Computation of Ratio of Earnings to Combined Fixed

                    Charges and Preferred Stock Dividends

                   (In thousands of dollars, except ratio)

                                                                                         Six Months Ended
                                            Year Ended December 31,          Pro Forma       June 30,
                                -------------------------------------------  Fiscal Year  ----------------
                                  1990       1991    1992     1993     1994     1994      1994      1995
                                -------------------------------------------- ------------ ----------------
Earnings:
  Pretax income (loss) from
   continuing operations        $  61,645   65,646   20,401  198,237 (76,108)  (151,303)  100,859  175,925
  Fixed charges, net of
   capitalized interest            38,109   38,116   38,720   58,999  87,455    276,506    41,429  154,183
                                --------------------------------------------  ----------  ----------------
  Earnings                      $  99,754  103,762   59,121  257,236  11,347    125,203   142,288  330,108
                                ============================================  ==========  ================
Fixed charges:
  Interest expense              $  32,635   31,595   30,311   35,557  47,303    222,568    21,520  126,866
  Interest capitalized              2,647    2,900    3,504    3,100   1,900      1,900         -      242
  Amortization of financing
    costs                             984    1,018    1,464    1,792   2,086      9,586     1,037    5,574
  Interest factor of rent
   expense                          4,490    5,503    4,833    9,967  10,300     16,586     4,982    7,868
  Preferred dividend
   requirements                         0        0    2,112   11,683  27,766     27,766    13,890   13,875
                                --------------------------------------------  ----------  ----------------
  Fixed charges                 $  40,756   41,016   42,224   62,099  89,355    278,406    41,429  154,425
                                ============================================  ==========  ================
Deficiency of earnings to
 fixed charges                  $       -        -        -        - (78,008)  (153,203)        -        -
                                ============================================= ==========  ================
Ratio of earnings to combined
 fixed charges and preferred
 stock dividends                   2.45:1   2.53:1   1.40:1   4.14:1  0.13:1     0.45:1    3.43:1   2.14:1
                                ============================================  ==========  ================

See notes to computation of ratio of earnings to combined fixed charges and preferred stock dividends.





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                  NOTES TO COMPUTATION OF RATIO OF EARNINGS TO
              COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

(1) On January 5, 1995, the Company completed the acquisition of Williams Telecommunications Group, Inc. for approximately $2.5 billion in cash (the "WilTel Acquisition"). The WilTel Acquisition is being accounted for as a purchase.

(2)         As a result of the mergers with IDB Communications Group, Inc.
            (the "IDB Merger") and Advanced Telecommunications Corporation (the "ATC Merger"), the Company initiated plans to reorganize and restructure its management and operational organization and facilities to eliminate duplicate personnel, physical facilities and service capacity, to abandon certain products and marketing activities, and to further take advantage of the synergy available to the combined entities. Also, during the fourth quarter of 1993, plans were approved to reduce IDB Communications Group, Inc.'s cost structure and to improve productivity. Accordingly, in 1994, 1993 and 1992, the Company charged to operations the estimated costs of such reorganization and restructuring activities, including employee severance, physical facility abandonment and duplicate service
            capacity.  These costs totaled $43.7 million   in 1994, $5.9
            million in 1993 and $79.8 million in 1992.

            Also, during 1994 and 1992, the Company incurred direct merger costs of $15.0 million and $7.3 million, respectively, related to the IDB Merger (in 1994) and the ATC Merger (in 1992). These costs include professional fees, proxy solicitation costs, travel and related expenses and certain other direct costs attributable to these mergers.

(3) In connection with certain debt refinancing, the Company recognized in 1993 and 1992 extraordinary items of approximately $7.9 million and $5.8 million, respectively, net of income taxes, consisting of unamortized debt discount, unamortized issuance cost and prepayment fees.